As filed with the Securities and Exchange Commission on July 26, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	58-2424258
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chad S. Wachter

Vice President, General Counsel and Secretary

KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of all communications to:

David E. Brown, Jr.

Alston & Bird LLP

601 Pennsylvania Avenue, N.W.

North Building, 10th Floor

Washington, DC 20004-2601

(202) 756-3300

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
12% Senior Notes due 2009	$57,560,655	100	%(1)	$57,560,655	(1)	$7,293

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933 and exclusive of accrued interest and distributions, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling security holders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion—Dated July 26, 2004

PROSPECTUS

$57,560,655

Knology, Inc.

12% Senior Notes due 2009

We issued the notes offered by this prospectus in November 2002 pursuant to a prepackaged plan of reorganization of our subsidiary Knology Broadband, Inc. This prospectus will be used by certain selling security holders that are our affiliates to resell their notes. We will not receive any proceeds from the sale of the notes offered by the selling security holders pursuant to this prospectus. The selling security holders, and the maximum amount of securities that they may offer, are identified on page 48 of this prospectus.

The notes are due on November 30, 2009. The notes bear interest at an annual rate of 12%. We will pay interest on the notes in cash on May 31 and November 30 of each year beginning on November 30, 2004. For the first 18 months after the issuance of the notes, we paid interest through the issuance of additional notes at an annual rate of 13%.

The notes are not currently listed on any national securities exchange or automated quotation system, and we do not intend to list the notes when they are sold pursuant to this prospectus.

Investing in the notes involves risks. Please review the “ Risk Factors” beginning on page 6 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

i

PROSPECTUS SUMMARY

Company Overview

We are a fully integrated provider of video, voice, data and advanced communications services to residential and business customers in nine markets in the southeastern United States. We were the 20th largest cable television provider in the United States as of December 2003. As of and for the three months ended March 31, 2004, we had approximately 380,684 total connections, our revenues were $53.8 million and we had a net loss of $18.4 million. Video, voice and data revenues accounted for approximately 47%, 34% and 19%, respectively, of our consolidated revenues for the three months ended March 31, 2004.

We provide our services over our wholly owned, fully upgraded 750 MHz interactive broadband network. As of March 31, 2004, our network passed approximately 743,000 marketable homes. Our network is designed with sufficient capacity to meet the growing demand for high-speed and high-bandwidth video, voice and data services, as well as the introduction of new communications services.

We have operating experience in marketing, selling, provisioning, servicing and operating video, voice and data systems and services. We have delivered a bundled service offering for six years, and we are supported by a management team with decades of experience operating video, voice and data networks. We provide a full suite of video, voice and data services in Huntsville and Montgomery, Alabama; Panama City, Florida; Augusta, Columbus and West Point, Georgia; Charleston, South Carolina; and Knoxville, Tennessee. We offer video and data services in Pinellas County, Florida and have begun to enhance our network assets in that market to provide voice services. We also provide video services in Cerritos, California, but, as discussed below, we have entered into an agreement to sell these operations to Orange Broadband, Inc..

We have built our company through:

•	acquisitions of other cable companies, networks and franchises;

•	upgrades of acquired networks to introduce expanded broadband services, including bundled voice and data services;

•	construction and expansion of our broadband network to offer integrated video, voice and data services; and

•	organic growth of connections through increased penetration of services to new marketable homes and our existing customer base, along with new service offerings.

On December 23, 2003, we completed a public offering of our common stock. Including the shares issued on January 13, 2004, pursuant to the exercise of the underwriters’ over-allotment option, we issued approximately 6.9 million shares at a per share price to the public of $9.00, and our net proceeds were approximately $56.3 million.

In December 2003, we completed the acquisition from Verizon Media Ventures Inc., or Verizon Media, a wholly owned subsidiary of Verizon Communications Inc., or Verizon, of substantially all of the assets of the cable systems in Pinellas County, Florida and Cerritos, California operated by Verizon Media, including all franchises, leases for real property, customer agreements, accounts receivable, prepaid expenses, inventory and equipment. We also licensed certain intellectual property related to each network and assumed liabilities under acquired contracts, certain current liabilities and certain operating liabilities to the extent they related to the acquired network assets.

We paid an aggregate of approximately $18.8 million in cash in connection with the Verizon Media acquisition, which was funded with the net proceeds of our common stock offering. In connection with the completion of this acquisition, we also issued to a prior prospective purchaser and certain of its employees warrants to purchase one million shares of our common stock with an exercise price of $9.00 per share in exchange for the release of the prospective purchaser’s exclusivity rights with Verizon Media.

On May 24, 2004, we announced that we had entered into a definitive asset purchase agreement to sell the cable system in Cerritos, California that we acquired from Verizon Media to Orange Broadband, Inc. for $14.8 million in cash, subject to customary closing adjustments. We expect the sale to be completed in the fourth quarter of 2004, subject to the satisfaction of closing conditions, including the receipt of regulatory approvals with respect to the municipal franchise in Cerritos, California.

Principal Executive Offices

Our principal executive offices are located at 1241 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number is (706) 645-8553. We maintain a website at www.knology.com where general information about our business is available. The information contained in our website is not a part of this prospectus.

Summary of the Notes

For a more complete understanding of the notes, please refer to the section of this prospectus entitled “Description of the Notes.” For purposes of the description of the notes included in this prospectus, references to “Knology,” “we,” “our,” and “us” refer only to Knology, Inc. and not to its subsidiaries.

Maturity	November 30, 2009, unless earlier redeemed or repurchased

Interest Rate	The annual interest rate is 12%. Interest is payable in cash on May 31 and November 30 of each year beginning November 30, 2004.(1)

Ranking

The notes rank equally in right of payment with all our existing and future trade payables incurred in the ordinary course of business. Subject to certain exceptions, the notes are senior in right of payment to all our future funded indebtedness, and the indenture for the notes substantially limits our ability to incur funded indebtedness. The notes rank equally with guarantees by us permitted under the indenture.

Optional Redemption

We have the right at any time to redeem the notes in full at a price equal to: (1) until November 6, 2004, 101% of the principal amount; and (2) at any time after November 6, 2004, the principal amount, plus in each case accrued and unpaid interest (if any) to the date of redemption.

Mandatory Offer to Repurchase

Upon the occurrence of certain changes in control of our company, we must offer to repurchase the notes at 101% of the principal amount, plus accrued and unpaid interest (if any) to the date of redemption.

Certain Covenants

The indenture governing the terms of the notes contains covenants for the benefit of the holders of the notes. These covenants restrict our ability, and the ability of our subsidiaries, to among other things:

•	pay dividends or make other restricted payments;

•	incur additional debt or issue mandatorily redeemable equity;

•	create or permit to exist certain liens;

•	incur restrictions on the ability of certain of its subsidiaries to pay dividends or other payments;

•	consolidate, merge or transfer all or substantially all our assets;

•	enter into transactions with affiliates;

•	utilize revenues except for certain specified uses;

•	utilize excess liquidity except for certain specified uses;

•	make capital expenditures for our subsidiary Knology of Knoxville, Inc.; and

•	permit our executive officers to serve as executive officers or employees of other entities in competition with us.

These covenants are subject to a number of important exceptions and qualifications.

Sinking Fund	None.

No Rating	The notes have not been rated by any rating agency, and we do not expect them to be rated by any rating agency in the future.

Events of Default	The following are events of default under the indenture for the notes:

•	defaults in payment of principal, any premiums or interest;

•	defaults in the performance, or breaches of, the provisions in the indenture applicable to mergers, consolidations and asset sales, including required offers to repurchase;

•	defaults in the performance, or breaches of, the other covenants contained in the indenture;

•	defaults by us or our significant subsidiaries with respect to other indebtedness of $5.0 million principal amount or more in the aggregate;

•	the failure of us or a significant subsidiary to pay judgments in excess of $5.0 million that have not been stayed by appeal or otherwise; and

•	the bankruptcy of us or a significant subsidiary, whether voluntary or otherwise.

Global Securities

The notes were issued in fully registered form without interest coupons and in minimum denominations of $1,000. The notes are evidenced by global notes deposited with the trustee for the notes, as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global notes are shown on, and transfer of those beneficial interests are effected only through, records maintained by DTC and its participants.

Trading Market

The notes are not currently listed on any national securities exchange or automated quotation system, and we do not intend to list the notes when they are sold pursuant to this prospectus. We cannot guarantee the liquidity or the development of any trading market for the notes.

Registration Rights

To the extent that notes are held by one of our affiliates (within the meaning of Rule 144 under the Securities Act), such holder is entitled to require us to file a registration statement covering resales of the notes held by such affiliate for so long as such holder remains an affiliate, subject to customary blackout rights.

Use of Proceeds	We will not receive any proceeds from the sale by any selling security holders of the notes.

(1)	For the first 18 months following their issuance, interest was due on the notes semi-annually either (at our option for each semi-annual interest payment period): (a) in cash at the annual rate of 11% of the outstanding principal amount of the notes or (b) payable in kind, or PIK, at an annual interest rate of 13% of the outstanding principal amount of the notes. We elected to pay each of the interest payments due during this period in kind though the issuance of additional notes. Each PIK note bears interest at the same rate, and such interest is payable in cash, beginning November 30, 2004, in the same manner as an originally issued note.

Ratio of Earnings to Fixed Charges

The following table presents our historical ratios of earnings to fixed charges for the periods indicated:

	Three months ended March 31,		Years ended December 31,
	2003	2004	1999	2000	2001	2002	2003
Ratio (1)(2)	—	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest and the portion of rental expense under operating leases representing interest, which is estimated to be one-third of such expense.
(2)	Our earnings were insufficient to cover our fixed charges for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 by approximately $76.7 million, $104.1 million, $119.5 million, $1.3 million and $87.8 million, respectively and for the three months ended March 31, 2003 and 2004 by approximately $20.5 million and $18.4 million, respectively.

RISK FACTORS

The notes to be sold by this prospectus involve a high degree of risk, including the risks and uncertainties described below. If any of the following risks actually occur, our business prospects, financial condition and results of operations could be materially adversely affected. In any such case, you could lose all of your investment in our company.

Risks Related to the Notes

Our substantial indebtedness may adversely affect our cash flows, future financing and flexibility.

As of March 31, 2004, we had approximately $281.9 million of outstanding indebtedness. We currently pay interest and scheduled amortization in cash on our credit facilities and will be required to pay interest in cash on the notes beginning on November 30, 2004. We may incur additional indebtedness in the future. Our level of indebtedness could adversely affect our business in a number of ways, including the following:

•	we may have to dedicate a significant amount of our available funding and cash flow from operating activities to the payment of interest and the repayment of principal on outstanding indebtedness;

•	depending on the levels of our outstanding debt, we may have trouble obtaining future financing for working capital, capital expenditures, general corporate and other purposes;

•	high levels of indebtedness may limit our flexibility in planning for or reacting to changes in our business; and

•	increases in our outstanding indebtedness and leverage will make us more vulnerable to adverse changes in general economic and industry conditions, as well as to competitive pressure.

We may not be able to make future principal and interest payments on our debt.

Our earnings were not sufficient to cover our fixed charges in each year of the five-year period ended December 31, 2003 and in the three months ended March 31, 2004. Our ability to make future principal and interest payments on our debt, including the notes, depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we cannot grow and generate sufficient cash flow from operating activities to service our debt payments, we may be required, among other things to:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our debt;

•	sell selected assets; or

•	reduce or delay planned capital expenditures.

These measures may not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all.

We are a holding company and must rely on funds from our subsidiaries to pay the interest and principal amount of the notes.

We are a holding company with no direct operations and no significant assets other than the stock of our subsidiaries. We are and will continue to be dependent on the cash flows of our subsidiaries to meet our obligations, including the payment of interest and principal on the notes. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due on the notes or to make any funds available for these payments, whether by dividends, loans or other payments.

The notes are effectively subordinated to all of our secured indebtedness.

The notes are not secured. If we declare bankruptcy, liquidate or dissolve, the lenders under any indebtedness secured by our assets would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the notes. As a result, the notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing that indebtedness, and the holders of the notes would in all likelihood recover ratably less than the lenders of our secured indebtedness in the event of our bankruptcy, liquidation or dissolution.

The notes are structurally subordinated to all of the liabilities and other obligations of our subsidiaries.

Because our subsidiaries do not guarantee, or otherwise have any direct obligation in respect of, the payment of the principal or interest on the notes, any right to receive assets of any of our subsidiaries upon our liquidation or reorganization, and the consequent right of holders of the notes to participate in the distribution or realize proceeds from those assets, will be subordinate to the claims of the creditors of our subsidiaries, including trade creditors and holders of indebtedness of the subsidiaries, except if and to the extent we are a creditor of the subsidiaries. As of March 31, 2004, our subsidiaries had approximately $40.1 million of total liabilities, excluding intercompany payables and including approximately $281.9 million of indebtedness.

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of a “change of control,” as defined in the indenture governing the notes, we will be required to offer to repurchase the notes at a price equal to 101% of the principal amount of the notes, together with any accrued and unpaid interest. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture governing the notes, which would in turn be a default under our credit agreements.

If a change of control occurs, we may not have enough assets to satisfy all obligations under the credit agreements of our subsidiaries or the indenture governing the notes. Upon the occurrence of a change of control we could seek to refinance the indebtedness under the credit agreements of our subsidiaries and the indenture governing the notes or obtain a waiver from the lenders or the holders of the notes. We may not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all.

There is no established trading market for the notes, and you may not be able to sell them quickly or at the price that you paid.

There is no established trading market for the notes. We do not intend to apply for the notes to be listed on any national securities exchange or to arrange for quotation on any automated quotation systems. We cannot assure you as to the liquidity of any trading market for the notes. You may not be able to sell your notes at a particular time, and the price you receive when you sell may be less than the price you paid for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for unrated debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions. Any disruptions may have a negative effect on holders of the notes, regardless of our prospects and financial performance.

Risks Related to Our Business

We have a history of net losses and may not be profitable in the future.

As of March 31, 2004, we had an accumulated deficit of $416.2 million. We expect to incur net losses for the next several years as our business matures. Our ability to generate profits and positive cash flow from operating activities will depend in large part on our ability to increase our revenues to offset the costs of operating our network and providing services. If we cannot achieve operating profitability or positive cash flow from operating activities, our business, financial condition and operating results will be adversely affected.

The demand for our bundled broadband communications services may be lower than we expect.

The demand for video, voice and data services, either alone or as part of a bundle, cannot readily be determined. Our business could be adversely affected if demand for bundled broadband communications services is materially lower than we expect. If the markets for the services we offer, including voice and data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, our ability to generate revenue will suffer.

Competition from other providers of video services could adversely affect our results of operations.

To be successful, we will need to retain our existing video customers and attract video customers away from our competitors. Some of our competitors have advantages over us, such as long-standing customer relationships, larger networks, and greater experience, resources, marketing capabilities and name recognition. In addition, a continuing trend toward business combinations and alliances in the cable television area and in the telecommunications industry as a whole may create significant new competitors for us. In providing video service, we currently compete with Bright House Networks, or Bright House, Charter Communications Inc., or Charter, Comcast Corporation, or Comcast, Mediacom Communications Corporation, or Mediacom, and Time Warner Cable Inc., or Time Warner. We also compete with satellite television providers, including DirecTV, Inc., or DirecTV, and Echostar Communications Corporation, or Echostar. Legislation now allows satellite television providers to offer local broadcast television stations. This may reduce our current advantage over satellite television providers and our ability to attract and maintain customers.

The providers of video services in our markets have, from time to time, adopted promotional discounts. We expect these promotional discounts in our markets to continue into the foreseeable future and additional promotional discounts may be adopted. We may need to offer additional promotional discounts to be competitive, which could have an adverse impact on our revenues. In addition, incumbent local phone companies may market video services in their service areas to provide a bundle of services. BellSouth Corporation, or BellSouth, has a strategic marketing alliance with DirecTV to jointly market voice and video services. If telephone service providers offer video services in our markets, it could increase our competition for our video and voice services and for our bundled services.

Competition from other providers of voice services could adversely affect our results of operations.

In providing local and long-distance telephone services, we compete with the incumbent local phone company in each of our markets. We are not the first provider of telephone services in most of our markets and we therefore must attract customers away from other telephone companies. BellSouth and Verizon are the primary incumbent local exchange carriers in our targeted region. They offer both local and long-distance services in our markets and are particularly strong competitors. We also compete with a number of providers of long-distance telephone services, such as AT&T Corp., or AT&T, Bellsouth, MCI, Inc., or MCI, Sprint Corporation, or Sprint, and Verizon. Our other competitors include wireless telephone carriers and competitive local exchange carriers, which are local phone companies other than the incumbent phone company that provide local telephone services and access to long-distance services over their own networks or over networks leased from other companies. In the future, we may face other competitors, such as cable television service operators who have announced their intention to offer telephone services with Internet-based telephony. If cable operators offer voice services in our markets, it could increase competition for our bundled services.

Competition from other providers of data services could adversely affect our results of operations.

Providing data services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors have advantages over us, such as greater experience, resources, marketing capabilities and name recognition. In providing data services, we compete with:

•	traditional dial-up Internet service providers;

•	incumbent local exchange carriers that provide dial-up and digital subscriber line, or DSL, services;

•	providers of satellite-based Internet access services;

•	competitive local exchange carriers; and

•	cable television companies.

In addition, some providers of data services have reduced prices and engaged in aggressive promotional activities. We expect these price reductions and promotional activities to continue into the foreseeable future and additional price reductions may be adopted. We may need to lower our prices for data services to remain competitive.

Our operations could be adversely affected if we are unable to implement our new enterprise management system effectively.

We have implemented a new enterprise management system that provides a single bill to our customers, regardless of which bundle of broadband services our customers receive. Billing is central to the customer experience and affects our relationship with our customers and our ability to cross sell our services. Should this new system fail or experience errors, it could have an adverse effect on our business. The new system also affects other operational processes, including dispatch, collection, write-off procedures, provisioning, customer service and credit.

Our programming costs are increasing, which could reduce our gross profit.

Programming is one of our largest operating expense and we expect this to continue. In recent years, the cable industry has experienced rapid increases in the cost of programming, particularly sports programming. Our relatively small base of subscribers limits our ability to negotiate lower programming costs. We expect these increases to continue, and we may not be able to pass our programming cost increases on to our customers. In addition, as we increase the channel capacity of our systems and add programming to our expanded basic and digital programming tiers, we may face additional market constraints on our ability to pass programming costs on to our customers. Any inability to pass programming cost increases on to our customers would have an adverse impact on our gross profit.

Programming exclusivity in favor of our competitors could adversely affect the demand for our video services.

We obtain our programming by entering into contracts or arrangements with programming suppliers. A programming supplier could enter into an exclusive arrangement with one of our video competitors that could create a competitive advantage for that competitor by restricting our access to this programming. If our ability to offer popular programming on our cable television systems is restricted by exclusive arrangements between our competitors and programming suppliers, the demand for our video services may be adversely affected and our cost to obtain programming may increase.

The rates we pay for pole attachments may increase significantly.

The rates we must pay utility companies for space on their utility poles is the subject of frequent disputes. If the rates we pay for pole attachments were to increase significantly or unexpectedly, it would cause our network to be more expensive to operate. It could also place us in a competitive disadvantage to video and telecommunications service providers who do not require, or who are less dependent upon, pole attachments, such as satellite providers and wireless voice service providers.

Loss of interconnection arrangements could impair our telephone service.

We rely on other companies to connect our local telephone customers with customers of other local telephone providers. We presently have access to BellSouth’s telephone network under a nine-state interconnection agreement, which expires in September 2005. We have access to Verizon’s telephone network in Florida under an interconnection agreement covering Florida, which expires in August 2004. If either interconnection agreement is not renewed, we will have to negotiate another interconnection agreement with the respective carrier. The renegotiated agreement could be on terms less favorable than our current terms.

It is generally expected that the Telecommunications Act of 1996 will continue to undergo considerable interpretation and implementation, which could have a negative impact on our interconnection agreements with BellSouth and Verizon. It is also possible that further amendments to the Communications Act of 1934 may be enacted which could have a negative impact on our interconnection agreements with BellSouth and Verizon. The contractual arrangements for interconnection and access to unbundled network elements with incumbent carriers generally contain provisions for incorporation of changes in governing law. Thus, future FCC, state public service commission and/or court decisions may negatively impact the rates, terms and conditions of the interconnection services we have obtained and may seek to obtain under these agreements, which could adversely affect our business, financial condition or results of operations. Our ability to compete successfully in the provision of services will depend on the nature and timing of any such legislative changes, regulations and interpretations and whether they are favorable to us or to our competitors.

We could be hurt by future interpretation or implementation of regulations.

The current communications and cable legislation is complex and in many areas sets forth policy objectives to be implemented by regulation, at the federal, state, and local levels. It is generally expected that the Communications Act of 1934, as amended, the Telecommunications Act of 1996 and implementing regulations and decisions, as well as applicable state laws and regulations, will continue to undergo considerable interpretation and implementation. Regulations that enhance the ability of certain classes of our competitors, or interpretation of existing regulations to the same effect, would adversely affect our competitive position. It is also possible that further amendments to the Communications Act of 1934 and state statutes to which we or our competitors are subject may be enacted. Our ability to compete successfully will depend on the nature and timing of any such legislative changes, regulations, and interpretations and whether they are favorable to us or to our competitors.

We operate our network under franchises that are subject to non-renewal or termination.

Our network generally operates pursuant to franchises, permits or licenses typically granted by a municipality or other state or local government controlling the public rights-of-way. Often, franchises are terminable if the franchisee fails to comply with material terms of the franchise order or the local franchise authority’s regulations. Although none of our existing franchise or license agreements have been terminated, and we have received no threat of such a termination, one or more local authorities may attempt to take such action. We may not prevail in any judicial or regulatory proceeding to resolve such a dispute.

Further, franchises generally have fixed terms and must be renewed periodically. Local franchising authorities may resist granting a renewal if they consider either past performance or the prospective operating proposal to be inadequate. In a number of jurisdictions, local authorities have attempted to impose rights-of-way fees on providers that have been challenged as violating federal law. A number of FCC and judicial decisions have addressed the issues posed by the imposition of rights-of-way fees on competitive local exchange carriers and on video distributors. To date, the state of the law is uncertain and may remain so for some time. We may become subject to future obligations to pay local rights-of-way fees, which could increase our operating expenses.

The local franchising authorities can grant franchises to competitors who may build networks in our market areas. In addition, local franchise authorities have the ability to impose regulatory constraints or requirements on our business, including constraints and requirements that could materially increase our expenses. In the past, local franchise authorities have imposed regulatory constraints, by local ordinance or as part of the process of granting or renewing a franchise, on the construction of our network. They have also imposed requirements on the level of customer service we provide, as well as other requirements. The local franchise authorities in our new markets may also impose regulatory constraints or requirements, which could increase our expenses in operating our business.

We may not be able to obtain telephone numbers for new voice customers in a timely manner.

In providing voice services, we rely on access to numbering resources in order to provide our customers with telephone numbers. A shortage of or a delay in obtaining new numbers from numbering administrators, as has sometimes been the case for competitive local exchange carriers in the recent past, could adversely affect our ability to expand into new markets or enlarge our market share in existing markets.

Substantially all of our voice traffic passes through one of our two switches located in West Point, Georgia and nearby Huguley, Alabama, and these switches may fail to operate.

Substantially all of our voice traffic passes through one of our two switches located in West Point, Georgia and nearby Huguley, Alabama. If one or both of our switches were to fail to operate, a portion or all of our customers would not be able to access our voice services, which likely would damage our relationship with our customers and could adversely affect our business.

We may encounter difficulties in implementing and developing new technologies.

We have invested in advanced technology platforms that support advanced communications services and multiple emerging interactive services, such as video-on-demand, subscriber video-on-demand, digital video recording, interactive television, IP Centrex services and passive optical network services. We have also invested in our new enterprise management system. However, existing and future technological implementations and developments may allow new competitors to emerge, reduce our network’s competitiveness or require expensive and time-consuming upgrades or additional equipment, which may also require the write-down of existing equipment. In addition, we may be required to select in advance one technology over another and may not choose the technology that is the most economic, efficient or attractive to customers. We may also encounter difficulties in implementing new technologies, products and services and may encounter disruptions in service as a result.

Restrictions on our business imposed by our debt agreements could limit our growth or activities.

Our indenture and our credit agreements place operating and financial restrictions on us and our subsidiaries. These restrictions, and any restrictions created by future financings, will affect our and our subsidiaries’ ability to, among other things:

•	incur additional debt or issue mandatorily redeemable equity securities;

•	create liens on our assets;

•	make certain investments and capital expenditures;

•	use the proceeds from any sale of assets;

•	make distributions on or redeem our stock;

•	consolidate, merge or transfer all or substantially all our assets;

•	enter into transactions with affiliates;

•	utilize revenues except for specified uses; and

•	utilize excess liquidity except for specified uses.

In addition, our existing credit facilities require us to maintain specified financial ratios, such as a maximum leverage ratio and a minimum debt service coverage ratio. We are also required to maintain a minimum level of liquidity. These limitations may affect our ability to finance our future operations or to engage in other business activities that may be in our interest. If we violate any of these restrictions or any restrictions created by future financings, we could be in default under our agreements and be required to repay our debt immediately rather than at scheduled maturity.

We may encounter difficulties expanding into additional markets.

To expand into additional cities we will have to obtain pole attachment agreements, construction permits, telephone numbers, franchises and other regulatory approvals. Delays in entering into pole attachment agreements, receiving the necessary construction permits and conducting the construction itself have adversely affected our schedule in the past and could do so again in the future. Difficulty in obtaining numbering resources may also adversely affect our ability to expand into new markets. Further, as we are currently experiencing in Louisville, Kentucky we may face legal or similar resistance from competitors who are already in these markets. For example, a competitor may oppose or delay our franchise application or our request for pole attachment space. These difficulties could significantly harm or delay the development of our business in new markets.

It may take us longer to construct our network than anticipated, which could adversely affect our growth, financial condition and results of operations.

When we enter new markets or upgrade or expand our network in existing markets, we project the capital expenditures that will be required based in part on the amount of time necessary to complete the construction or upgrade of the network and the difficulty of such construction. For example we currently expect to spend approximately $35.2 million in capital expenditures in 2004 to enhance the network assets in Pinellas County Florida acquired from Verizon Media. If construction lasts longer than anticipated or is more difficult than anticipated, our capital expenditures could be significantly higher, which could adversely affect our growth, financial condition or results of operations.

It may take us longer to increase connections than anticipated.

When we enter new markets or expand existing markets, we project the amount of revenue we will receive in such markets based in part on how quickly we are able to generate new connections. If we are not able to generate connections as quickly as anticipated, we will not be able to generate revenue in such markets as quickly as anticipated, which could adversely affect our growth, financial condition or results of operations.

We may not be able to integrate successfully the businesses acquired in the Verizon Media acquisition.

In December 2003, we completed the acquisition of the Verizon Media cable systems in Cerritos, California and Pinellas County, Florida and now operate in two new markets, although we have entered into a definitive asset purchase agreement to sell our operations in Cerritos, California. The acquisition of the cable system in Pinellas County, Florida added approximately 272,000 marketable homes passed, approximately 51,000 video connections and approximately 9,000 data connections to our network as of December 31, 2003. Our future growth and profitability will depend in part on the success of our integration of the Pinellas County operations of Verizon Media into our operations. Our ability to successfully integrate such operations will depend on a number of factors, including our ability to devote adequate personnel to the integration process, while still managing our current operations effectively. We may experience difficulties in integrating the acquired business, which could increase our costs or adversely impact our ability to operate our business.

We may not complete the sale of the Cerritos, California cable systems we acquired from Verizon Media.

We have entered into a definitive asset purchase agreement to sell substantially all of the assets associated with the cable systems we operate in Cerritos, California for approximately $14.8 million in cash, subject to customary closing adjustments. The sale is subject to closing conditions, including receipt of regulatory approvals with respect to the municipal franchise in Cerritos, California, and is expected to close in the fourth quarter of 2004. We may not be able to complete this transaction, which could adversely affect our cash flows and financial condition.

Future acquisitions and joint ventures could strain our business and resources.

If we acquire existing companies or networks or enter into joint ventures, we may:

•	miscalculate the value of the acquired company or joint venture;

•	divert resources and management time;

•	experience difficulties in integrating the acquired business or joint venture with our operations;

•	damage our relationships with customers, employees and suppliers, as a result of changes in management;

•	incur additional liabilities or obligations as a result of the acquisition or joint venture; and

•	assume additional financial burdens or dilution in connection with the transaction.

Additionally, ongoing consolidation in our industry may be shrinking the number of attractive acquisition targets.

We depend on the services of key personnel to implement our strategy. if we lose the services of our key personnel or are unable to attract and retain other qualified management personnel, we may be unable to implement our strategy.

Our business is currently managed by a small number of key management and operating personnel. We do not have any employment agreements with, nor do we maintain “key man” life insurance policies on, these or any other employees. The loss of members of our key management and certain other members of our operating personnel could adversely affect our business.

Our ability to manage our anticipated growth depends on our ability to identify, hire and retain additional qualified management personnel. While we are able to offer competitive compensation to prospective employees, we may still be unsuccessful in attracting and retaining personnel which could affect our ability to grow effectively and adversely affect our business.

Since our business is concentrated in specific geographic locations, our business could be hurt by a depressed economy and natural disasters in these areas.

We provide our services primarily in Alabama, Florida, Georgia, South Carolina and Tennessee, which are all in the southeastern United States, although we also offer service in a single, small market in California. A stagnant or depressed economy in the United States and the southeastern United States in particular could affect some or all of our primary markets, and adversely affect our business and results of operations.

Our success depends on the efficient and uninterrupted operation of our communications services. Our network is attached to poles and other structures in our service areas, and our ability to provide service depends on the availability of electric power. A tornado, hurricane, flood or other natural catastrophe in one of these areas could damage our network, interrupt our service and harm our business in the affected area. In addition, many of our markets are close together, and a single natural catastrophe could damage our network in more than one market.

A small number of stockholders control a significant portion of our stock and could exercise significant influence over matters requiring stockholder approval, which may conflict with the interests of the holders of the notes.

As of March 31, 2004, SCANA Communications Holdings, Inc., or SCANA, our largest stockholder, owned approximately 12.0% of our outstanding voting stock. Additionally, private equity funds affiliated with Whitney & Co., LLC, or Whitney, and The Blackstone Group L.P., or Blackstone, both of which currently have representation on our board of directors, owned approximately 7.4% and 5.6% of our outstanding voting stock, respectively. Further, approximately 6.4% of our outstanding voting stock is owned by Campbell B. Lanier, III, the chairman of our board of directors, and members of Mr. Lanier’s immediate family. As a result, these stockholders have significant voting power with respect to the ability to:

•	authorize additional shares of capital stock or otherwise amend our certificate of incorporation or bylaws;

•	elect our directors; or

•	effect a merger, sale of assets or other corporate transaction.

The extent of ownership by these stockholders may also discourage a potential acquirer from making an offer to acquire us. In addition, circumstances may occur in which the interests of these stockholders could be in conflict with the interests of the holders of the notes. If we encounter financial difficulties or are unable to pay certain of our debts as they mature, the interests of our stockholders might conflict with those of the holders of the notes. Further, our stockholders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the notes.

Some of our major stockholders own stock in our competitors and may have conflicts of interest.

Some of our major stockholders, including SCANA, Whitney, Blackstone and Mr. Lanier, own or in the future may own interests in companies that may compete with us. When the interest of one of our competitors differs from ours, these stockholders may support our competitor or take other actions that could adversely affect our interests.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are “forward-looking statements.” Such forward-looking statements include those relating to:

•	plans to develop future networks and upgrade facilities;

•	the market opportunity presented by markets we have targeted;

•	future business developments;

•	the current and future markets for our services and products;

•	our anticipated capital expenditures;

•	our anticipated sources of capital and other funding;

•	the effects of regulatory changes on our business;

•	competitive and technological developments;

•	pending and future acquisitions, dispositions and alliances; and

•	projected revenues, liquidity, interest costs and income.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions are intended to identify forward-looking statements. Wherever they occur in this prospectus or in other statements attributable to us, forward-looking statements are necessarily estimates reflecting our best judgment. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed above under “Risk Factors.” We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Except as required by law, we assume no responsibility for updating any forward-looking statements.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated as of November 6, 2002, between our company and Wilmington Trust Company, as trustee. For the purposes of this “Description of the Notes” section, references to “Knology,” “we,” “our,” and “us” refer only to Knology, Inc. and not to its subsidiaries, references to “the notes” refer to the notes being registered hereby.

The following summaries of provisions of the notes and the indenture do not purport to be complete and you should refer to and read these summaries together with the notes, the indenture and the registration rights agreement pursuant to which the notes offered hereby are being registered, including the definitions therein of terms which are not otherwise defined in this prospectus. The form of note, the indenture and the registration rights agreement are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated by reference into this prospectus.

General

The notes are our senior unsecured obligations, limited to $237 million in aggregate principal amount at maturity. The notes mature on November 30, 2009, unless earlier redeemed or repurchased.

Principal of, and premium, if any, and interest on, the notes will be payable and the notes may be exchanged or transferred at our office or agency in West Point, Georgia. The corporate trust office of the Indenture Trustee at 1100 North Market Street, Wilmington, Delaware 19890-0001 currently serves as such office. Knology may elect to make interest payments by check mailed to the holders.

The notes were issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity and multiples of $1,000. No service charge will be made for any registration of transfer or exchange of notes, but Knology may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Interest/PIK Feature

Interest on the notes is payable semi-annually on May 31 and November 30 of each year (each an “Interest Payment Date”), to holders of record of notes at the close of business on the preceding May 15 and November 15, respectively. Interest on each note is computed on the basis of a 360-day year of twelve 30-day months.

During the period from November 6, 2002 (the “Issue Date”) to and including May 31, 2004, the third Interest Payment Date following the Issue Date (the “PIK Period”), Knology had the option with respect to any such Interest Payment Date occurring during the PIK Period to pay such interest in cash or through the issuance of a note (a “PIK Note”) in a principal amount equal to the amount of accrued but unpaid interest then due. In the event Knology elected to pay such interest in cash, the amount of interest then due and owing on the applicable Interest Payment Date would have been calculated at the rate of 11% per annum. In the event Knology elected, and Knology did so elect, to pay such interest by issuing a PIK Note, and the amount of interest then due and owing on the applicable Interest Payment Date and, therefore, the principal amount of the PIK Note to be issued, was calculated at the rate of 13% per annum. After May 31, 2004, Knology must pay interest on the notes in cash at the rate of 12% per annum until maturity. Each PIK Note that was issued bears interest at the same rate, and otherwise has the same terms and conditions as the notes and is entitled to all of the benefits of the Indenture as if each PIK Note was a note and, unless otherwise set forth herein, each reference to the notes shall also be a reference to each PIK Note.

Optional Redemption

Knology may redeem the notes, at its option, at any time. The redemption price for the notes, expressed in percentages of principal amount at maturity, shall equal: (1) 101%, if redeemed after the first anniversary of the Issue Date but prior to the second anniversary of the Issue Date, and (2) 100%, if redeemed after the second anniversary of the Issue Date; plus, in each case, accrued and unpaid interest (if any) to the date of redemption.

Knology will give not less than 30 days’ nor more than 60 days,’ notice of any redemption. If less than all of the notes are to be redeemed, selection of the notes for redemption will be made by the Indenture Trustee:

•	in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or,

•	if the notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Indenture Trustee in its sole discretion shall deem to be fair and appropriate.

However, no note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A note in principal amount equal to the unredeemed portion will be issued upon cancellation of the note that was partially redeemed.

Ranking

The notes are equal in right of payment with all existing and future trade payables of Knology incurred in the ordinary course of business. Subject to certain exceptions, the notes are senior in right of payment to all future funded indebtedness of Knology, and the Indenture governing the notes substantially limits the ability of Knology to incur funded indebtedness. The notes are equal in rank with the guarantee of Knology under the senior secured credit facility by and among Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., LLC, as borrowers, and CoBank, ACB, as lender, as amended effective as of November 6, 2002 (the “Amended CoBank Facility”) and other guarantees of Knology permitted under the Indenture.

Knology is a holding company that conducts substantially all of its business through its Subsidiaries. Knology’s Subsidiaries have no direct obligations to pay amounts due on the notes. As a result, all existing and future liabilities, including indebtedness, of Knology’s Subsidiaries are effectively senior to the notes. In addition, the Subsidiaries of Knology are permitted to incur Indebtedness of up to $20.0 million to finance the acquisition of equipment, inventory and network assets and are permitted to secure any such Indebtedness, subject to certain restrictions described below. Further, Knology and its Subsidiaries are permitted to incur Indebtedness pursuant to the Credit Facilities up to $55.5 million in aggregate principal amount and are permitted to secure such Indebtedness. Because such Indebtedness and obligations may be secured and may be incurred by Subsidiaries of Knology, such Indebtedness and obligations will effectively be senior to the notes.

Sinking Fund

There will be no sinking fund payments for the notes.

Covenants

Overview

In the Indenture, Knology has agreed to covenants that limit its and its Subsidiaries’ ability, among other things, to:

•	incur additional debt;

•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Subsidiaries;

•	issue or sell capital stock of Subsidiaries;

•	issue guarantees;

•	enter into transactions with shareholders and affiliates;

•	create liens;

•	sell or exchange assets;

•	apply revenues;

•	maintain excess liquidity;

•	make capital expenditures; and

•	place limitations on activities of management.

However, these limitations are subject to numerous exceptions and qualifications. In addition, if a Change of Control occurs, each holder of notes will have the right to require Knology to repurchase all or a part of the holder’s notes at a price equal to 101% of their principal amount, plus any accrued and unpaid interest to the date of redemption. In addition, each holder of notes will have the right to require Knology to repurchase notes at a price equal to 100% of their principal amount, plus any accrued and unpaid interest to the date of redemption, in certain circumstances relating to asset sales, excess revenues, and excess liquidity, all as more particularly described herein.

Limitation on Indebtedness

(1) Knology will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness except as follows:

(a) Existing Indebtedness;

(b) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $55.5 million pursuant to the Credit Facilities, less any amount of such Indebtedness permanently repaid as provided under the covenants entitled “Limitation on Asset Sales,” “Limitation on Use of Revenues” and “Excess Liquidity”;

(c) Indebtedness owed (x) to Knology and evidenced by an unsubordinated promissory note or (y) to any Subsidiary; provided that any event which results in any such Subsidiary ceasing to be a Subsidiary or any subsequent transfer of such Indebtedness (other than to Knology or another Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (c);

(d) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (a), (b), (c), (f) or (g) of this paragraph) and any refinancings thereof; provided, that any refinancing under this paragraph (d) shall be in an amount not to exceed the amount so refinanced or refunded, plus premiums, accrued interest, fees and expenses; and provided further that:

(x) Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is equal in right of payment with, or subordinated in right of payment to, the notes shall only be permitted under this clause (d) if:

•	in case the notes are refinanced in part or the Indebtedness to be refinanced is equal in right of payment with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made equal in right of payment with, or subordinate in right of payment to, the remaining notes, or

•	in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Indebtedness to be refinanced is subordinated to the notes; and

(y) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of Knology be refinanced by means of any Indebtedness incurred by any Subsidiary pursuant to this clause (d);

(e) Indebtedness:

(x) in respect of performance, surety or appeal bonds provided in the ordinary course of business,

(y) under Currency Agreements and Interest Rate Agreements; provided that such agreements (x) are designed solely to protect Knology or its Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (y) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, or

(z) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Knology or any of its Subsidiaries pursuant to such agreements, in each case Incurred in connection with the disposition of any business, assets or Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Knology or any Subsidiary in connection with such disposition;

(f) Indebtedness of Knology, to the extent the net proceeds thereof are promptly (a) used to purchase all notes tendered in an Offer to Purchase made as a result of a Change of Control or (b) deposited to defease all outstanding notes as described below under “ — Defeasance;”

(g) (x) Guarantees of Indebtedness of Knology or any Subsidiary by any Subsidiary, provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuance of Guarantees by Subsidiaries” covenant described below, and (y) Guarantees by Knology of (i) the Amended CoBank Facility and any permitted refinancing thereof, (ii) any refinancing of the amended and restated senior secured credit facility by and among Wachovia Bank, N.A., as lender, Knology Broadband, Inc., or Broadband, as guarantor, and the Subsidiaries of Broadband, as borrowers, effective as of November 6, 2004 (the “Amended and Restated Wachovia Facility”), and (iii) other Indebtedness permitted to be Incurred by Subsidiaries after the Issue Date;

(h) Indebtedness in an aggregate principal amount outstanding at any time not to exceed $20.0 million (including any refinancings of such Indebtedness permitted under clause (d) above) and Incurred by any Subsidiary to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) to acquire equipment, inventory or network assets (including acquisitions by way of Capitalized Lease), which Indebtedness shall be without recourse to any Person other than the Subsidiary incurring such Indebtedness; provided that no more than $10.0 million of the $20.0 million may be Indebtedness Incurred other than in connection with government financing incurred by a Subsidiary of Knology (i) whose only assets shall be those acquired in connection with the government financing, and (ii) which government financing shall be without recourse to Knology and any Person other than such Subsidiary; and

(i) notes issued to the financial advisor for the informal committee of holders of the Broadband 11 7/8% senior discount notes due 2007 as partial satisfaction of its fee in an aggregate principal amount not to exceed $1.5 million.

(2) Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

(3) For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant, (x) Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (y) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, Knology, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

Limitation on Restricted Payments

Knology will not, and will not permit any Subsidiary to, directly or indirectly,

(1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire shares of such Capital Stock) held by Persons other than Knology or any of its Subsidiaries,

(2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (a) Knology (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (b) a Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person (other than Knology or a Wholly Owned Subsidiary),

(3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of Knology that is subordinated in right of payment to the notes, or

(4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in these clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(a) a Default or Event of Default shall have occurred and be continuing;

(b) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith of the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Issue Date shall exceed the sum of:

(x) the aggregate Net Cash Proceeds received by Knology after the Issue Date from a capital contribution or the issuance and sale permitted by the Indenture to a Person who is not a Subsidiary of Knology of (x) its Capital Stock (other than Redeemable Stock), (y) any options, warrants or other rights to acquire Capital Stock of Knology (other than Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes) and (z) Indebtedness of Knology that has been exchanged for or converted into Capital Stock of Knology (other than Redeemable Stock); plus

(y) an amount equal to the net reduction in Investments (other than reductions of Permitted Investments) in an amount not to exceed the amount of Investments previously made by Knology or a Subsidiary in such Person.

The foregoing provisions shall not be violated by reason of:

(1) the payment of any dividend within 60 days after the related date of declaration if, at said date of declaration, such payment would comply with the preceding paragraph;

(2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (d) of part (1) of the “Limitation on Indebtedness” covenant;

(3) the repurchase, redemption or other acquisition of Capital Stock of Knology (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of Knology (or options, warrants or other rights to acquire such Capital Stock);

(4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of Knology which is subordinated in right of payment to the notes in exchange for, or out of the proceeds of, a substantially concurrent offering of shares of the Capital Stock (other than Redeemable Stock) of Knology (or options, warrants or other rights to acquire such Capital Stock);

(5) payments or distributions to dissenting stockholders pursuant to applicable law in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Knology;

(6) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Knology and the making of other Restricted Payments to the extent necessary, in the reasonable good faith judgment of the Board of Directors, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by Knology or any Subsidiary from any governmental agency that are necessary for the conduct of business of Knology or the applicable Subsidiary;

(7) the purchase, redemption, retirement or other acquisition for value of shares of Capital Stock of Knology, or options to purchase such shares, held by directors, employees, or former directors or employees of Knology or any Subsidiary (or their estates or beneficiaries under their estates) upon their death, disability, retirement, termination of employment or pursuant to the terms of any agreement under which such shares of Capital Stock or options were issued; provided that the aggregate consideration paid for such purchase, redemption, retirement or other acquisition for value of such shares of Capital Stock or options after the Issue Date does not exceed $1.0 million in any calendar year, or $2.0 million in the aggregate; and

(8) Investments acquired as a capital contribution to Knology or in exchange for Capital Stock (other than Redeemable Stock) of Knology;

provided that, except in the case of clauses (1), (3) and (4) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of the actions or payments described above.

Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof and an Investment referred to in clause (8) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and (4), shall be included in calculating whether the conditions of clause (b) above have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of Knology are used for the redemption, repurchase or other acquisition of the notes, or Indebtedness of Knology or its Subsidiary, then the Net Cash Proceeds of such issuance shall be included in clause (b) above only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

Knology will not, and will not permit any Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Subsidiary owned by Knology or any other Subsidiary, (2) pay any Indebtedness owed to Knology or any other Subsidiary, (3) make loans or advances to Knology or any other Subsidiary or (4) transfer any of its property or assets to Knology or any other Subsidiary (the items set forth in (1) through (4) referred to as “Subsidiary Transfers”).

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1) existing on the Issue Date in the Indenture or any other agreements in effect on the Issue Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2) existing under or by reason of applicable law;

(3) existing with respect to any Person or the property or assets of such Person acquired by Knology or any Subsidiary and existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

(4) in the case of clause (4) of the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries” covenant, (a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (b) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Knology or any Subsidiary not otherwise prohibited by the Indenture or (c) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Knology or any Subsidiary in any manner material to Knology or any Subsidiary;

(5) with respect to a Subsidiary and imposed pursuant to a bona fide agreement with an unaffiliated third party that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Subsidiary;

(6) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

(a) the encumbrance or restriction applies only in the event of a payment default contained in such Indebtedness or agreement;

(b) the encumbrance or restriction is not materially more disadvantageous to the holders than is customary in comparable financings (as determined in good faith by the board directors of Knology in its reasonable judgment); and

(c) Knology determines (as evidenced by a resolution of the Board of Directors) that any such encumbrance or restriction is not reasonably expected to materially affect Knology’s ability to make principal or interest payments on the notes.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries” covenant shall prevent Knology or any Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant described below or (2) restricting the sale or other disposition of property or assets of Knology or any of its Subsidiaries that secure Indebtedness of Knology or any of its Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Subsidiaries

Knology will not sell, and will not permit any Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1) to Knology or a Wholly Owned Subsidiary;

(2) issuances of director’s qualifying shares, or sales to foreign nationals of shares of Capital Stock of foreign Subsidiaries, to the extent required by applicable law;

(3) if, immediately after giving effect to such issuance or sale, such Subsidiary would no longer constitute a Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4) issuances or sales of shares of Common Stock of a Subsidiary, provided that Knology or such Subsidiary applies the Net Cash Proceeds, if any, of any such sale in accordance with clause (a) or (b) of the first paragraph of the “Limitation on Asset Sales” covenant described below.

Limitation on Issuances of Guarantees by Subsidiaries

Knology will not permit any Subsidiary, directly or indirectly, to Guarantee any Indebtedness of Knology which is equal in right of payment with, or subordinate in right of payment to, the notes (“ Guaranteed Indebtedness”), unless:

(1) such Subsidiary simultaneously executes and delivers an additional indenture to the Indenture providing for a Guarantee (a “Subsidiary Guarantee”) of payment of the notes by such Subsidiary; and

(2) such Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Knology or any other Subsidiary as a result of any payment by such Subsidiary under its Subsidiary Guarantee;

provided that this paragraph shall not be applicable to (x) any Guarantee of any Subsidiary that existed at the time such Person became a Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or (y) any Guarantee of any Subsidiary of Indebtedness Incurred under the Credit Facilities permitted by the Indenture. If the Guaranteed Indebtedness is (a) equal in right of payment with the notes, then the Guarantee of such Guaranteed Indebtedness shall be equal in right of payment with, or subordinated in right of payment to, the Subsidiary Guarantee or (b) subordinated in right of payment to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated in right of payment to the notes.

Notwithstanding the foregoing, any Subsidiary Guarantee may provide by its terms that it shall be automatically and unconditionally released and discharged upon (1) any sale, exchange or transfer, to any Person not an Affiliate of Knology, of all of Knology’s and each Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Stockholders and Affiliates

Knology will not, and will not permit any Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of Knology or with any Affiliate of Knology or any Subsidiary, except upon fair and reasonable terms no less favorable in any material respect to Knology or such Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1) transactions (a) approved by a majority of the disinterested members of the Board of Directors and the independent director designated by the holders of Series D Preferred Stock of Knology, other than SCANA and the Burton Partnerships pursuant to the covenant entitled “Right to Nominate Director” if such independent director is then serving on the Board of Directors or (b) for which Knology or a Subsidiary delivers to the Indenture Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to Knology or such Subsidiary from a financial point of view;

(2) any transaction solely between Knology and any of its Wholly Owned Subsidiaries or solely between Wholly Owned Subsidiaries;

(3) the payment of reasonable and customary regular fees to directors of Knology who are not employees of Knology;

(4) any payments or other transactions pursuant to any tax-sharing agreement between Knology and any other Person with which Knology files a consolidated tax return or with which Knology is part of a consolidated group for tax purposes; or

(5) any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

Notwithstanding the foregoing, any transaction covered by the first paragraph of this “Limitation on Transactions with Stockholders and Affiliates” covenant and not covered by clauses (2) through (5) of this paragraph, the aggregate amount of which exceeds $5.0 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(a) and (b) above.

Limitation on Liens

Knology will not, and will not permit any Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Subsidiary, without making effective provision for all of the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the notes, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to:

(1) Liens existing on the Issue Date;

(2) Liens granted after the Issue Date on any assets or Capital Stock of Knology or its Subsidiaries created in favor of the holders;

(3) Liens with respect to the assets of a Subsidiary granted by such Subsidiary to Knology or a Wholly Owned Subsidiary to secure Indebtedness owing to Knology or such other Subsidiary;

(4) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (d) of part (1) of the “Limitation on Indebtedness” covenant; provided that such Liens do not extend to or cover any property or assets of Knology or any Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(5) Liens securing Indebtedness permitted pursuant to the Indenture’s covenants and other permitted obligations under permitted Credit Facilities; or

(6) Permitted Liens.

Limitation on Sale-Leaseback Transactions

Knology will not, and will not permit any Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby Knology or a Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which Knology or such Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

The foregoing restriction does not apply to any sale-leaseback transaction if:

(1) the transaction is solely between Knology and any Wholly Owned Subsidiary or solely between Wholly Owned Subsidiaries; or

(2) Knology or such Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (1)(a) or (b) of the “Limitation on Asset Sales” covenant described below.

Limitation on Asset Sales

Knology will not, and will not permit any Subsidiary to, complete any Asset Sale, unless (1) the consideration received by Knology or such Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (2) at least 75% of the consideration received consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by Knology or any of its Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceed $1.0 million, then Knology shall or shall cause the relevant Subsidiary to:

(1) within 12 months after the date Net Cash Proceeds so received:

(a) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness under Credit Facilities or any other Indebtedness of any Subsidiary thereof; or

(b) invest an amount equal to such excess Net Cash Proceeds, or the amount of such Net Cash Proceeds not so applied pursuant to clause (a) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in capital assets of a nature or type or that are used in a business (or in a Person having capital assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, Knology and its Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors in its reasonable judgment, whose determination shall be conclusive and evidenced by a Board Resolution); and

(2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this “Limitation on Asset Sales” covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute “Excess Proceeds.”

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $1.0 million, Knology must commence, not later than the fifteenth Business Day of such month, and complete, an Offer to Purchase from the holders on a pro rata basis an aggregate principal amount of notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the aggregate principal amount of the notes on the relevant Payment Date plus, in each case, accrued interest (if any) to the Payment Date.

Limitation on Use of Revenues

Knology shall, and shall cause all of and its Subsidiaries to, apply, within 180 days after receipt thereof, all revenues generated from their respective operations only to (1) permanently repay Indebtedness of Knology or any Subsidiary under the Credit Facilities, and any such permanent reductions shall be effected in accordance with the documents and instruments evidencing the Credit Facilities, or (2) fund operating expenses and reasonable capital expenditures of Knology and its Subsidiaries, or (3) make Investments and Restricted Payments permitted under the Indenture.

Any revenues not applied according to the previous paragraph shall constitute “Excess Revenues.” If, as of the first day of any calendar month, the aggregate amount of Excess Revenues not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Use of Revenues” covenant totals at least $2.0 million, Knology must commence, not later than the fifteenth Business Days of such month, and consummate, an Offer to Purchase from the holders of the notes on a pro rata basis an aggregate principal amount of notes equal to the Excess Revenues on such date, at a purchase price equal to 100% of the principal amount of the notes on the relevant Payment Date plus, in each case, accrued and unpaid interest (if any) to the Payment Date.

Excess Liquidity

If, as of the first day of any calendar month occurring after the Issue Date, Knology and its Subsidiaries collectively have cash or cash equivalents in excess of $50.0 million after the Issue Date (excluding proceeds from the issuance of Capital Stock other than Redeemable Stock), Knology and its Subsidiaries shall apply such excess cash or cash equivalents first, within five Business Days, to permanently repay Indebtedness of Knology or its Subsidiaries arising pursuant to the Credit Facilities, such permanent repayment to be in accordance with the documents and instruments evidencing such indebtedness, as applicable, and second, after all such Indebtedness has been paid in full and any commitments in respect thereof have been terminated, to make, within 15 Business Days, an Offer to Purchase from the holders of the notes on a pro rata basis an aggregate principal amount of notes equal to such cash or cash equivalents in excess of $50.0 million at a purchase price equal to 100% of the principal amount of the notes on the relevant Payment Date plus accrued and unpaid interest (if any) thereon to the Payment Date; provided, however, that Knology shall not be required to make such an Offer to Purchase until such time such excess cash or cash equivalents exceeds $1.0 million in excess of $50.0 million.

Limitation on Capital Expenditures of Knology of Knoxville, Inc.

Knology and its Subsidiaries shall not, in any calendar year, make capital expenditures for the operations of Knology of Knoxville, Inc. (“Knoxville”) in excess of the amounts set forth in the column in Table A below, entitled “Maximum Knoxville Capital Expenditures,” corresponding to such year (plus any amounts that Knology budgeted in prior years (pursuant to the “Budgeted Amounts” column set forth in Table A below) that have not been so expended); provided that Knology and its Subsidiaries shall not, in any calendar year, make network construction build-out capital expenditures for the operations of Knoxville in excess of the amounts set forth in Table B below corresponding to such year (plus any amounts Knology budgeted in prior years (pursuant to the “Budgeted Amounts” column set forth in Table B below) that have not been so expended); provided, further, that Net Cash Proceeds from the sale of Capital Stock of Knology (other than Redeemable Stock) shall not be subject to the limitations contained in this “Limitation on Capital Expenditures of Knology of Knoxville, Inc.” covenant.

Maximum Knoxville Capital Expenditures

TABLE A

Year	Budgeted Amounts	Maximum Knoxville Capital Expenditures
2002(a)	$9,307,400	$9,307,400
2003	13,396,000	15,405,400
2004	12,359,000	14,212,850
2005	3,387,000	5,080,500
2006	3,379,000	5,068,500
2007	3,391,000	5,086,500
2008	3,424,000	5,136,000
2009	3,479,000	5,218,500

TABLE B

Year	Budgeted Amounts	Maximum Knoxville Capital Expenditures
2002(a)	$8,000,000	$8,000,000
2003	10,000,000	11,000,000
2004	8,943,000	9,837,300
2005	1,000,000	1,000,000
2006	1,000,000	1,000,000
2007	1,000,000	1,000,000
2008	1,000,000	1,000,000
2009	1,000,000	1,000,000

(a)	The Budgeted Amounts and Maximum Knoxville Capital Expenditures for 2002 represented amounts for the six month period ended December 31, 2002.

Limitation on Management Activities

Knology shall not permit any of its executive officers to serve as an executive officer or employee of any Person (other than Knology or any Subsidiary thereof) that engages in the same or competing line of business as is conducted by Knology and its Subsidiaries in the locations it conducts business as of the Issue Date, including the provision of telephone, internet or cable television services.

SEC Reports and Reports to Holders

Whether or not Knology is then required to file reports with the SEC, Knology shall file with the SEC all such reports and other information as it would be required to file with the SEC by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto (unless the SEC will not accept such a filing, in which case Knology will provide such documents to the Indenture Trustee). Knology will supply the Indenture Trustee and each holder of notes or shall supply to the Indenture Trustee for forwarding to each such holder of notes, without cost to such holder of notes, copies of such reports and other information; provided, however, that copies of such reports may omit exhibits, which Knology will deliver at its cost to any holder of notes upon request.

Repurchase of Notes upon a Change of Control

Knology shall commence, within 30 days after the occurrence of a Change of Control, and complete an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount thereof on the relevant Payment Date, plus accrued and unpaid interest (if any) to the Payment Date.

There can be no assurance that Knology will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of notes) required by the foregoing covenant (as well as may be contained in other securities of Knology which might be outstanding at the time). The foregoing covenant requiring Knology to repurchase the notes will, unless consents are obtained, require Knology to repay all indebtedness then outstanding which by its terms would prohibit such repurchase of the notes, either prior to or concurrently with such repurchase.

Events of Default

The following events are defined as “Events of Default” in the Indenture:

(1) default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2) defaults in the payment of interest on any note when the same becomes due and payable, which default continues for a period of 30 days;

(3) defaults in the performance of or breaches of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of Knology or the failure to make or complete an Offer to Purchase in accordance with the “Limitation on Asset Sales,” “Repurchase of Notes upon a Change of Control,” “Limitation on Use of Revenues” and “Excess Liquidity” covenants described above;

(4) defaults in the performance of or breaches of any covenant or agreement of Knology in the Indenture or under the notes (other than a default specified in clause (1), (2) or (3) above), which default or breach continues for a period of 30 consecutive days after written notice by the Indenture Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5) there occurs with respect to any issue or issues of Indebtedness of Knology or any Significant Subsidiary having an outstanding principal amount of $5.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (a) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (b) the failure to make a principal payment when due and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $5.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Knology or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) a court having jurisdiction in the premises enters a decree or order for (a) relief in respect of Knology or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (b) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Knology or any Significant Subsidiary or for all or substantially all of the property and assets of Knology or any Significant Subsidiary or (c) the winding up or liquidation of the affairs of Knology or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(8) Knology or any Significant Subsidiary (a) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (b) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Knology or any Significant Subsidiary or for all or substantially all of the property and assets of Knology or any Significant Subsidiary or (c) effects any general assignment for the benefit of creditors.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above that occurs with respect to Knology) occurs and is continuing under the Indenture, the Indenture Trustee or the holders of 25% or more in aggregate principal amount of the notes then outstanding, by written notice to Knology (and to the Indenture Trustee if such notice is given by the holders), may, and the Indenture Trustee at the request of such holders shall, declare the principal amount of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal amount, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by Knology or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event of Default specified in clause (7) or (8) above occurs with respect to Knology, the principal amount of, premium, if any, and accrued interest on the notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any holder of notes. The holders of at least a majority in principal amount of the outstanding notes, by written notice to Knology and to the Indenture Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal amount of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “ —Modification and Waiver.”

The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Indenture Trustee. However, the Indenture Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Indenture Trustee in personal liability, or that the Indenture Trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction; provided, however, that the Indenture Trustee may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1) the holder gives the Indenture Trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Indenture Trustee to pursue the remedy;

(3) such holder or holders offer (and if requested provide) the Indenture Trustee security or indemnity satisfactory to the Indenture Trustee against any costs, liability or expense;

(4) the Indenture Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the Indenture Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any holder of a note to receive payment of the principal amount of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

Knology must deliver to the Indenture Trustee, within 45 days after the end of each fiscal quarter (90 days after the end of the last fiscal quarter of each year) an Officer’s Certificate stating whether or not the signers know of any Default or Event of Default that occurred during such fiscal quarter. Officers of Knology must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Knology and its Subsidiaries under the Indenture and that Knology has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Knology will also be obligated to notify the Indenture Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

Knology shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1) Knology shall be the continuing Person, or the Person (if other than Knology) formed by such consolidation or into which it is merged or that acquired or leased such property and assets of it (the “Surviving Person”) shall be a corporation organized and validly existing under the laws of the United

States of America or any jurisdiction thereof, and shall expressly assume, by an additional Indenture, executed and delivered to the Indenture Trustee, all of Knology’s obligations on all of the notes and under the Indenture;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis, Knology or any Person becoming the successor obligor of the notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Knology immediately prior to such transaction; and

(4) Knology delivers to the Indenture Trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3) above) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such additional Indenture complied with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

Defeasance

Defeasance and Discharge. The Indenture provides that Knology will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below (the “Deposit Period”), and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1) Knology has deposited with the Indenture Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest, premium, if any and principal in respect thereof in accordance with their terms will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Indenture Trustee to pay (after payment of all taxes or other charges and assessments thereof payable by the Indenture Trustee) the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes,

(2) Knology has delivered to the Indenture Trustee (a) either (x) an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of Knology’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Issue Date such that a ruling is no longer required or (y) a ruling directed to the Indenture Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (b) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the expiration of the Deposit Period, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

(3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the Deposit Period, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Knology or any of its Subsidiaries is a party or by which Knology or any of its Subsidiaries is bound;

(4) if at such time the notes are listed on a national securities exchange, Knology has delivered to the Indenture Trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge; and

(5) Knology has delivered to the Indenture Trustee an Officers’ Certificate and an Opinion of Counsel, in each case stating that all conditions provided for herein relating to the defeasance have been complied with.

Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clause (3) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” clause (4) under “Events of Default” With respect to such covenants, clause (3) under “Events of Default” with respect to clause (3) under “Consolidation, Merger and Sale of Assets,” and clauses (5) and (6) under “Events of Default” shall be deemed not to be Events of Default, upon, among other things, the deposit with the Indenture Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (2)(b), (3) and (4) of the preceding paragraph and the delivery by Knology to the Indenture Trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default. In the event Knology exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, Knology will remain liable for such payments.

Modification and Waiver

The Indenture may be amended by Knology and the Indenture Trustee, without the consent of any holder, to:

(1) cure any ambiguity, defect or inconsistency in the Indenture; provided that such amendments or supplements shall not, in the good faith opinion of the Board of Directors, adversely affect the interests of the holders in any material respect;

(2) comply with the provisions described under “Consolidation, Merger and Sale of Assets”;

(3) comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(4) evidence and provide for the acceptance of appointment by a successor Indenture Trustee; or

(5) make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any holder of notes.

Modifications and amendments of the Indenture may be made by Knology and the Indenture Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, the notes;

(2) reduce the principal of, or premium, if any, or interest on, the notes;

(3) change the place or currency of payment of principal of, or premium, if any, or interest on, the notes;

(4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of the notes;

(5) reduce the above-stated percentage of outstanding notes the consent of whose holders is necessary to modify or amend the Indenture;

(6) waive a default in the payment of principal of, premium, if any, or interest on the notes; or

(7) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees

No recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Knology in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of Knology or of any successor Person thereof. Each holder, by accepting the notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Indenture Trustee

The Indenture Trustee need only perform those duties that are specifically set forth in the Indenture, and the Indenture Trustee will not be liable, except as specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Indenture Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Indenture Trustee, should it become a creditor of Knology, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Indenture Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

Set forth below are defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used in this “Description of the Notes” for which no definition is provided.

“Acquired Assets” means (1) the Capital Stock of any Person that becomes a Subsidiary after the Issue Date and (2) the real or personal property of any Person that becomes a Subsidiary after the Issue Date.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Subsidiary or assumed in connection with an Asset Acquisition by a Subsidiary; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Acquisition” means (1) an investment by Knology or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary or shall be merged into or consolidated with Knology or any of its Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of Knology and its Subsidiaries on the date of such investment or (2) an acquisition by Knology or any of its Subsidiaries of the property and assets of any Person other than Knology or any of its Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of Knology and its Subsidiaries on the date of such acquisition.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by Knology or any of its Subsidiaries to any Person other than Knology or any of its Subsidiaries of:

(1) all or any of the Capital Stock of any Subsidiary;

(2) all or substantially all of the property and assets of an operating unit or business of Knology or any of its Subsidiaries; or

(3) any other property and assets of Knology or any of its Subsidiaries outside the ordinary course of business of Knology or such Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of Knology; provided that “Asset Sale” shall not include:

(a) sales, transfers or other dispositions of inventory, receivables and other current assets;

(b) sales, transfers or other dispositions of assets with a fair market value (as certified in an Officers’ Certificate) not in excess of $100,000 in any transaction or series of related transactions;

(c) sales, transfers or other dispositions of assets for consideration at least equal to the fair market value of the assets sold, transferred or otherwise disposed of to the extent the consideration received would constitute property or assets of the kind described in clause (2) of the “Limitation on Assets Sales” covenant described above; or

(d) sales, transfers or other dispositions of customer premises equipment.

“Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

“Board of Directors” means the Board of Directors of Knology or any committee of such Board of Directors duly authorized to act under the Indenture.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Issue Date or issued thereafter, including, without limitation, all Common Shares and Preferred Shares.

“Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

“Change of Control” means such time as:

(1) a “Person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) (other than one or more Existing Stockholders acting individually or in concert) becomes the ultimate “beneficial owner” (as defined in Rule 13d–3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of Knology on a fully diluted basis;

(2) individuals, who on the closing date of the Exchange Offer, constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by Knology’s stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the closing date of the exchange offer or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

(3) Knology consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Knology, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Knology is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Knology outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Redeemable Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance.

“Common Shares” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s equity, other than Preferred Shares of such Person, whether outstanding on the Issue Date or issued thereafter, including, without limitation, all series and classes of such common stock.

“Consolidated Net Worth” means, at any date of determination, stockholders’ equity as set forth on the most recently available quarterly or annual consolidated balance sheet of Knology and its Subsidiaries, which shall be as of a date not more than 90 days prior to the date of such computation, less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of Knology or any of its Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

“Credit Facilities” means the Amended CoBank Facility and the Amended and Restated Wachovia Facility, and any revolving and/or term credit facility that amends, restates, modifies, renews, refunds, replaces, substitutes or refinances the Amended CoBank Facility or the Amended and Restated Wachovia Facility (or any replacement credit facility) in whole or in part from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Existing Indebtedness” means all Indebtedness of Knology and its Subsidiaries existing on the Issue Date immediately following the issuance of the notes.

“Existing Stockholders” means Campbell B. Lanier III, SCANA, The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership, ITC Telecom Ventures, Inc., J. H. Whitney IV, L.P., Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., and Blackstone Family Limited Investment Partnership III, L.P. or any Subsidiary or Affiliate thereof or any lineal descendant, or spouses of, or trusts controlled by or under which the primary beneficiary thereunder is, any of the foregoing.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that computations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Supplemental Indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the offering of the notes and (2) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an Incurrence of Acquired Indebtedness; provided that the accrual of interest shall not be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5) all Capitalized Lease Obligations of such Person;

(6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness;

(7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(8) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date (or, in the case of a revolving credit or other similar facility, the total amount of funds outstanding and/or available on the date of determination) of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (a) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (b) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” and (c) that Indebtedness shall not include any liability for federal, state, local or other taxes.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of Knology or its Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include the fair market value of the Capital Stock (or any other Investment), held by Knology or any of its Subsidiaries, of (or in) any Person that has ceased to be a Subsidiary, including, without limitation, by reason of any transaction permitted by clause (3) of the “Limitation on the Issuance and Sale of Capital Stock of Subsidiaries” covenant described above.

“Issue Date” means the date of the issuance of the notes.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Net Cash Proceeds” means,

(1) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to Knology or any Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(a) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

(b) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Knology and its Subsidiaries, taken as a whole;

(c) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale (other than Indebtedness incurred under the Credit Facilities) that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale; and

(d) appropriate amounts to be provided by Knology or any Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(2) with respect to any capital contribution or issuance or sale of Capital Stock, options, warrants or other rights to acquire Capital Stock or Indebtedness, the proceeds of such capital contribution or issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to Knology or any Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes or payable as a result thereof.

“Offer to Purchase” means an offer by Knology to purchase notes from the holders of notes commenced by mailing a notice to the Indenture Trustee and each such holder stating:

(1) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

(2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3) that any note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless Knology defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the holder to Elect Purchase” on the reverse side of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such holder, the principal amount at maturity of notes delivered for purchase and a statement that such holder is withdrawing their election to have such notes purchased; and

(7) that holders whose notes are being purchased only in part will be issued notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each note issued shall be in a principal amount at maturity of $1,000 or integral multiples of $1,000 in excess thereof.

On the Payment Date, Knology shall (a) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Indenture Trustee all notes or portions thereof so accepted, together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by Knology. The Paying Agent shall promptly mail to the holders of notes so accepted payment in an amount equal to the purchase price, and the Indenture Trustee shall promptly authenticate and mail to such holders a note equal in principal amount at maturity to any unpurchased portion of the note surrendered; provided that each note purchased and each note issued shall be in a principal amount of $1,000 or integral multiples of $1,000. Knology will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Indenture Trustee shall act as the Paying Agent for an Offer to Purchase. Knology will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that Knology is required to repurchase notes pursuant to an Offer to Purchase.

“Permitted Investment” means:

(1) Investments in Wholly Owned Subsidiaries that are Wholly Owned Subsidiaries of Knology as of the Issue Date;

(2) Investments in Subsidiaries that are created, formed or acquired after the Issue Date in an amount equal to the aggregate Net Cash Proceeds of the sale and issuance of Capital Stock of Knology (other than Redeemable Stock);

(3) Investments in Wholly Owned Subsidiaries that provide services in markets and locations in which Knology and its Subsidiaries are not doing business as of the Issue Date in an amount not to exceed $1.5 million in any fiscal year of Knology; provided, however, that Knology may utilize in any subsequent fiscal year any amounts not applied or used in any prior fiscal years;

(4) a Temporary Cash Investment;

(5) commission, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(6) stock, obligations or securities received in satisfaction of judgments;

(7) Investments in prepaid expenses, negotiable instruments held for collection, and lease, utility and workers’ compensation, performance and other similar deposits;

(8) loans or advances to employees of Knology or a Subsidiary made in the ordinary course of business that do not in the aggregate exceed $500,000 at any time outstanding;

(9) Interest Rate Agreements and Currency Agreements to the extent permitted under clause (e) of the “Limitation on Indebtedness” covenant described above; and

(10) Investments with the Net Cash Proceeds of Asset Sales not used to make payments with respect to Indebtedness of Knology or any Subsidiary in accordance with the terms of the Indenture or used to make an Offer to Purchase.

“Permitted Liens” means:

(1) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made;

(2) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(5) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of Knology or any of its Subsidiaries;

(6) Liens (including extensions and renewals thereof) upon real or personal property (including, without limitation, Acquired Assets) acquired after the Issue Date; provided that:

(a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with clause (h) of the “Limitation on Indebtedness” covenant described above, to finance the cost (including, without limitation, the cost of design, development, construction, acquisition, installation, improvement, transportation or integration) of the real or personal property subject thereto and such Lien is created prior to, at the time of or within six months after the latest of the acquisition, the completion of construction or the commencement of full operation of such real or personal property; provided that in the case of Acquired Assets, the Lien secures the Indebtedness Incurred to purchase the Capital Stock of the Person to make such Person a Subsidiary,

(b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost, and

(c) any such Lien shall not extend to or cover any real or personal property other than such real or personal property and any improvements on such real or personal property and any proceeds thereof;

(7) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Knology and its Subsidiaries, taken as a whole;

(8) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of Knology or its Subsidiaries relating to such property or assets;

(9) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

(10) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(11) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Subsidiary; provided that such Liens do not extend to or cover any property or assets of Knology or any Subsidiary other than the property or assets acquired and any proceeds thereof;

(12) Liens in favor of Knology or any Subsidiary;

(13) Liens arising from the rendering of a final judgment or order against Knology or any Subsidiary that does not give rise to an Event of Default;

(14) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(16) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed solely to protect Knology or any of its Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(17) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Knology or any of its Subsidiaries in the ordinary course of business in accordance with the past practices of Knology and its Subsidiaries prior to the Issue Date;

(18) Liens on or sales of receivables, including related intangible assets and proceeds thereof; and

(19) Liens made in the ordinary course of business on assets subject to rights-of-way, pole attachment, use of conduit, use of trenches or similar agreements securing Knology’s or any Subsidiary’s obligations under such agreements.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Shares” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference equity, whether outstanding on the Issue Date or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

“Redeemable Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the Stated Maturity of the notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” Or “change of control” Occurring prior to the Stated Maturity of the notes shall not constitute Redeemable Stock if the “asset sale” Or “change of control” Provisions applicable to such Capital Stock are no more favorable in any material respect to the holders of such Capital Stock than the provisions contained in “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described above are to the holders of the notes and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Knology’s repurchase of such notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described above.

“Significant Subsidiary” means, at any date of determination, any Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of Knology, accounted for more than 10% of the consolidated revenues of Knology and its Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Knology and its Subsidiaries, all as set forth on the most recently available consolidated financial statements of Knology for such fiscal year.

“Specified Date” means any Redemption Date, any Payment Date for an Offer to Purchase or any date on which the notes first become due and payable after an Event of Default.

“Stated Maturity” means (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable, and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Temporary Cash Investment” means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(2) time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Knology) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard & Poor’s Ratings Service; and

(5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Service or Moody’s Investors Service, Inc.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness by Knology or any of its Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person. The following summaries of provisions of the Indenture do not include all of the information included in the Indenture and may not cover information that you may find important. Accordingly, these summaries are subject to, and qualified in their entirety by reference to, the detailed provisions of the Indenture. You should read the Indenture carefully and in its entirety because the Indenture, and not this description, will define your rights as a holder of notes. You may obtain a copy of the Indenture by request directed to Knology’s address included on page      of this prospectus.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences, as of the date of this prospectus, of purchasing, holding and selling the notes. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (including proposed treasury regulations) issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. Except where we state otherwise, this summary deals only with notes held as capital assets by a “U.S. Holder” (as described below)

We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that are “Non-U.S. Holders” (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, regulated investment companies, insurance companies, tax exempt entities, persons who hold the notes in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction or U.S. Holders whose “functional currency” is not the U.S. dollar, and brokers and dealers in securities or currencies. Further, we do not address:

•	the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the notes;

•	the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the notes; or

•	any state, local or foreign tax consequences of the purchase, ownership and sale of the notes.

A U.S. Holder is a beneficial owner of the notes and is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	any estate the income of which is subject to U.S. federal income taxation regardless of its source.

A Non-U.S. Holder is a beneficial owner (other than a partnership) of the notes other than a U.S. Holder.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes, you should consult your own tax advisor.

No rulings have been sought or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

If you are considering purchasing the notes, you should consult your own tax advisor concerning the U.S. federal income and estate tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Treatment of U.S. Holders

Payment of Interest, Original Issue Discount

The notes were issued with original issue discount (“OID”) for federal income tax purposes. The amount of OID on a note equals the excess of the “stated redemption price at maturity” of a note over its issue price. The stated redemption price at maturity of a note is the sum of all payments provided by the debt instrument other than payments of qualified stated interest (defined generally as stated interest that is unconditionally payable in cash or other property (other than Knology debt instruments) at least annually at a single fixed rate). The issue price is the price at which the notes were first sold to investors. The payments under the notes will not constitute qualified stated interest.

U.S. Holders should be aware that, as described in greater detail below, they generally must include OID in gross income as it accrues, in advance of the receipt of cash attributable to that income. The amount of OID includible in income by the initial U.S. Holder of the notes is the sum of the “daily portions” of OID with respect to the notes for each day during the taxable year or portion of the taxable year in which such U.S. Holder held such notes (“accrued OID”). The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. The accrual period for the notes may be of any length and may vary in length over the term of the notes, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (1) the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (properly adjusted for the length of the accrual period) less (2) the amount of any qualified stated interest allocable to the accrual period. The adjusted issue price of the notes at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period previously includible in the gross income of the U.S. Holder and decreased by the amount of any payments previously made on the notes (other than qualified stated interest payments).

The notes provide for alternative payment schedules because: (1) we had the option to pay interest semi-annually for the first 18 months after the issuance of the notes either in cash at the rate of 11% per annum or in-kind (by distribution of additional notes) at the rate of 13% per annum; and (2) we had or have, applicable, the option to redeem the notes at a rate of: (a) 102%, if redeemed during the first twelve months following the date of issuance of the notes; (b) 101%, if redeemed during the second twelve month period following the date of issuance of the notes; and (c) 100%, if redeemed any time after the second anniversary following the date of issuance of the notes (plus, in each case, accrued and unpaid interest, if any, to the date of redemption). For purposes of calculating the yield and maturity of the notes under the OID rules, an issuer will be deemed to exercise or not exercise an option in a manner that minimizes the yield on the debt instrument. If there is a subsequent change in circumstances, however, and contrary to the presumptions made the contingency actually occurs or does not occur, the notes will be treated as reissued (“reissued notes”) on the date of the change of circumstances for purposes of the OID rules only. The issue price of these reissued notes will be equal to the adjusted issue price of the notes on that date and the yield and maturity of the reissued notes will have to be recomputed for purposes of the OID rules. Each U.S. Holder should consult its tax advisor regarding the particular tax consequences to such U.S. Holder if there is a change of circumstances.

Acquisition Premium

A U.S. Holder who purchases an OID note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Original Issue Discount note after the purchase date other than payments of qualified stated interest, will be considered to have purchased the OID note at an “acquisition premium.” Under the acquisition premium rules, the amount of OID which such U.S. Holder must include in its gross income with respect to such OID note for any taxable year (or portion thereof in which the U.S. Holder holds the OID note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

Market Discount

If a U.S. Holder purchases a note for an amount that is less than its adjusted issue price as of the purchase date, such U.S. Holder will be treated as having purchased such note at a “market discount,” unless such market discount is less than a specified de minimis amount.

Under the market discount rules, a U.S. Holder will be required to treat any payment on the note that does not constitute qualified stated interest, or any gain realized on the sale, exchange, retirement or other disposition of the note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue market discount on a constant yield basis.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions. The U.S. Holder may take a current deduction for that portion of its interest expense paid or incurred to carry the market discount obligation that does not exceed the amount of stated interest or OID on the market discount obligation. The U.S. Holder may also deduct that portion of its interest expense that exceeds the allocable portion of market discount for the same accrual period. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for U.S. federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Election to Treat All Interest as Original Issue Discount

U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to OID, subject to certain limitations and exceptions. This election applies only to the note for which it is made and cannot be revoked without the consent of the IRS. A U.S. Holder considering this election should consult its own tax advisor.

Mandatory Offer to Repurchase

If we experience specific kinds of changes in control prior to the second anniversary of the date of issuance of the notes, we must offer to repurchase the notes at a price equal to 101% of the then outstanding principal amount of the notes, plus accrued and unpaid interest, if any, to the date of such repurchase. We believe that such repurchase is not significantly more likely than not to occur. The IRS may take a different position, however, which may impact the OID analysis in relation to the notes. In addition, a U.S. Holder should consult with its tax advisor regarding the potential tax consequences to such U.S. Holder if there is a change of circumstances whereby we experience specific kinds of changes in control to trigger this repurchase option. See “—Payment of Interest, Original Issue Discount.”

High Yield Discount Obligations

The notes will constitute an “applicable high yield discount obligation” (a “discount obligation”). A debt obligation is generally subject to the discount obligation rules if (1) its maturity date is more than five years from the date of issue, (2) its yield to maturity equals or exceeds the sum of the applicable federal rate in effect at the time of issuance plus five percentage points, and (3) it bears “significant OID.” A debt instrument will bear significant OID for this purpose if, as of the close of any accrual period ending more than five years after issuance, the aggregate amount includible in the holder’s gross income with respect to the debt instrument exceeds the sum of (a) the aggregate amount of interest to be paid under the obligation before the close of such accrual period and (b) the product of the issue price of the debt instrument and its yield to maturity. For July 2002, the mid-term applicable federal rate was 4.55% (based on semiannual compounding). Consequently, the yield to maturity of the notes exceeded the sum of the applicable federal rate for July 2002 plus five percentage points.

The yield to maturity of the notes is more than six percentage points above the applicable federal rate. Therefore, the OID on the notes is bifurcated into two portions, a deferred portion and a disqualified portion. The deferred portion is the portion other than the disqualified portion. The disqualified portion of the OID is the lesser of (1) the amount of the accrued OID from the notes for a year or (2) the total yield of the notes for a year (whether or not paid) multiplied by a fraction, the numerator of which is the disqualified yield (the excess of the yield to maturity over the sum of the above-mentioned applicable federal rate plus six percentage points) of the notes and the denominator of which is the yield to maturity of the notes.

For a holder of the notes, the above rule does not affect the regular OID rules, with one exception. A holder of the notes reports all interest income as it accrues under the regular OID rules. A corporate holder of the notes will be entitled to a dividend received deduction (“DRD”) with respect to the disqualified portion of the OID on the notes. Corporate holders are urged to consult their tax advisors with respect to the possible application of Section 1059 of the Code.

Sale, Exchange, Redemption or Repurchase of the Notes

The sale, exchange, redemption or repurchase of a note will cause you to recognize gain or loss equal to the difference between the amount you received (the sum of the cash and the fair market value of any property received) and your adjusted tax basis in the notes. Any gain you recognize generally will be treated as a capital gain. Provided that you have held the notes for more than one year, such gain will be treated as long-term capital gain. Long-term capital gains recognized by certain non-corporate taxpayers generally will be subject to a reduced tax rate. Any loss you recognize will be treated as a capital loss. The deductibility of capital losses is subject to limitations. If a capital loss from the sale, exchange, redemption or repurchase of the notes meets certain thresholds (generally $10 million for corporate U.S. Holders, other than S corporations, and $2 million for other U.S. Holders), you may be required to file a disclosure statement with the IRS.

Special rules apply in determining the tax basis of a note. If you are an accrual basis taxpayer, your basis in a note is generally increased by unpaid interest you previously accrued on the notes. If you are a cash basis taxpayer, your basis will not include unpaid interest but your gain from the sale, exchange, redemption or repurchase of the note will be reduced by the portion of the payment you receive that represents unpaid interest. That amount will be taxable as ordinary income rather than as gain or loss from the sale, exchange, redemption or repurchase of the note.

Treatment of Non-U.S. Holders

The following is a summary of U.S. federal tax consequences that will apply to you if you are a Non-U.S. Holder of notes. As described above, a “Non-U.S. Holder” is a beneficial owner (other than a partnership) of the notes other than a U.S. Holder.

Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments with Respect to the Notes

If you are a Non-U.S. Holder, all payments made to you on the notes, and any gain realized on a sale, exchange, redemption or repurchase of the notes, will be exempt from the 30% U.S. federal withholding tax and the U.S. federal income tax, provided that:

•	you do not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code;

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your notes through certain qualified intermediaries and you satisfy the certification requirements of applicable Treasury regulations (special certification rules apply to holders that are pass-through entities); and

•	in the case of a sale, exchange, conversion, redemption or repurchase of the notes:

•	if you are an individual Non-U.S. Holder, you are present in the United States for less than 183 days in the taxable year of disposition (or are present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are not met); and

•	your holding of the note is not effectively connected with the conduct of a trade or business in the United States,

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States and interest on a note or gain realized from the sale, exchange, repurchase or redemption of the note is effectively connected with the conduct of that trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax (but not the 30% withholding tax if you provide a Form W-8ECI as described above) on that interest or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest or gain will be included in the earnings and profits of such foreign corporation. An individual Non-U.S. Holder who is in the United States for more than 183 days in the taxable year that the note is sold, exchanged, redeemed or repurchased, and meets certain other conditions, will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Backup Withholding and Information Reporting

If you are a U.S. Holder of the notes, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a note made to you, unless you are an exempt recipient, such as a corporation. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable U.S. information reporting or certification requirements, the Internal Revenue Service may require us to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from those payment.

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the certification described above under “Treatment of Non-U.S. Holders—Payments With Respect to the Notes.”

In addition, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under “Treatment of Non-U.S. Holders—Payments With Respect to the Notes” and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

SELLING SECURITY HOLDERS

The notes were originally issued by us pursuant to a prepackaged plan of reorganization of our subsidiary, Broadband, to the holders of Broadband’s 11 7/8% senior discount notes due 2007. Selling security holders, including any non-sale transferees, pledges or donees or their successors, may from time to time offer and sell any or all of the notes pursuant to this prospectus or any prospectus supplement.

The following table sets forth information as of July 15, 2004, with respect to the selling security holders and the notes beneficially owned by each security holder that may be offered pursuant to this prospectus.

We do not know when or in what amounts a selling security holder may offer the notes for sale. The selling security holders might not sell any or all of the notes offered by this prospectus. Because the selling security holders may offer all or some of the notes pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the notes, we cannot estimate the number of the notes that will be held by the selling security holders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of the offering pursuant to this prospectus, none of the notes covered by this prospectus will be held by the selling security holders.

Name of Selling Security Holder	Principal Amount of Notes Beneficially Owned Before Completion of this Offering	Principal Amount of Notes Offered in this Offering	Principal Amount of Notes Beneficially Owned After Completion of this Offering
The Burton Partnership (QP), Limited Partnership(1)	$4,072,406	$4,072,406	$—
The Burton Partnership, Limited Partnership(2)	1,357,062	1,357,062	—
SCANA Communications Holdings, Inc.(3)	52,131,187	52,131,187	—
Total	$57,560,655	$57,560,655	$—

(1)	Donald W. Burton, as general partner of the selling security holder, exercises voting control and dispositive power over these securities. Mr. Burton has served on our board of directors since 1999 and has served on the board of directors of Broadband since 1996. Mr. Burton also serves on the compensation committee of our board of directors.
(2)	Donald W. Burton, as general partner of the selling security holder, exercises voting control and dispositive power over these securities. Mr. Burton has served on our board of directors since 1999 and has served on the board of directors of Broadband since 1996. Mr. Burton also serves on the compensation committee of our board of directors.
(3)	We have been informed by the selling security holder that no individual or other entity exercises voting control or dispositive power over these securities. The selling security holder owns approximately 12.0% of our outstanding voting stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes by any selling security holder.

PLAN OF DISTRIBUTION

The notes may be sold from time to time to purchasers directly by the selling security holders and through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those customary in the types of transactions involved.

The notes may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	prices related to the prevailing market prices,

•	varying prices determined at the time of sale, or

•	negotiated prices.

The sales may be effected in transactions:

•	in the over-the-counter market,

•	on any national securities exchange or quotation service on which the notes may be listed or quoted at the time of sale,

•	in transactions otherwise than in the over-the-counter market or on such exchanges or services,

•	through the writing and exercise of options, whether the options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

In connection with the sales of the notes or otherwise, the selling security holders may enter into hedging transactions with brokers, dealers or other financial institutions. These brokers, dealers or other financial institutions may in turn engage in short sales of the notes in the course of hedging their positions. The selling security holders may also sell the notes short and deliver notes to close out short positions, or loan or pledge notes to brokers or dealers that, in turn, may sell the notes. To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker, dealer or agent regarding the sale of the notes by the selling security holders.

The aggregate proceeds to the selling security holders from the sale of the notes offered by them will be the purchase price of the notes less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the notes to be made directly or through agents. We will not receive any of the proceeds of the sale of the notes offered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling security holders and any brokers, dealers or agents who participate in the distribution of the notes may be deemed to be “underwriters” under the securities laws. As a result, any profits on the sale of the notes by selling security holders and any discounts, commissions or concessions received by any such broker, dealer or agent might be deemed to be underwriting discounts or commissions under the securities laws. If the selling security holders were to be deemed underwriters, the selling security holders may be subject to liabilities including, but not limited to, those under the securities laws. Selling security holders who are deemed underwriters will be subject to the prospectus delivery requirements of the securities laws.

If the notes are sold through underwriters, brokers or dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent commissions.

We do not know when or whether any selling security holder will sell any or all of the notes pursuant to this prospectus. In addition, any notes covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The selling security holders may not sell any or all of the notes and may not transfer, devise or gift these securities by other means not described in this prospectus.

The selling security holders have acknowledged that they and other persons participating in any distribution will be subject to the securities laws and rules, including Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the notes by the selling security holders and any other persons. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes to engage in market-making activities with respect to the particular notes being distributed for a period of up to five business days prior to the commencement of the distribution. This restriction may affect the marketability of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes.

At the time a particular offering of the notes is made and to the extent required, the specific notes to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Under the registration rights agreement pursuant to which the notes offered by this prospectus have been registered, we and the selling security holders will be indemnified by one another against liabilities, including some liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration of the notes other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

Alston & Bird LLP has passed upon the validity of the notes.

EXPERTS

The consolidated financial statements of Knology, Inc. as of and for the years ended December 31, 2003 and 2002 incorporated in this prospectus by reference to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs concerning: (1) the company’s change in its method of accounting for stock-based compensation to conform with Statement of Financial Accounting Standards No. 123; (2) the company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142; and (3) the application of procedures relating to certain disclosures and reclassifications of consolidated financial statement amounts related to the 2001 consolidated financial statements that were audited by other auditors who have ceased operations), and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Knology, Inc. for the year ended December 31, 2001 were audited by Arthur Andersen LLP, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports. The ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to Knology Inc.) may be limited as a result of the diminished amount of assets of Arthur Andersen that are or may in the future be available to satisfy claims.

The combined financial statements of The Pinellas County, Florida and Cerritos, California Unincorporated Divisions of Verizon Media Ventures Inc. as of December 31, 2001 and 2002 and for the three years in the period ended December 31, 2002 incorporated in this prospectus by reference to Knology, Inc.’s Current Report on Form 8-K filed on January 14, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov. You can also obtain copies of materials we file with the SEC from our Internet website found at www.knology.com. The information contained in our website is not a part of this prospectus. Our stock is quoted on The Nasdaq National Market under the symbol “KNOL.”

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents without restating that information in this document. The information incorporated by reference into this prospectus is considered to be part of this prospectus, and information we file with the SEC from the date of this prospectus will automatically update and supersede the information contained in this prospectus and documents listed below. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including exhibits, until the termination of the offering by the selling security holders pursuant to this prospectus (other than information that is not deemed to have been filed in accordance with SEC rules):

(a) Our Annual Report on Form 10-K for the year ended December 31, 2003;

(b) Our Quarterly Report on Forms 10-Q for the quarter ended March 31, 2004; and

(c) Our Current Reports on Form 8-K filed on January 14, 2004, February 19, 2004 and March 3, 2004, March 16, 2004, May 12, 2004 and May 25, 2004.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. Requests for these documents should be directed to Chad S. Wachter, Knology, Inc., 1241 O.G. Skinner Boulevard, West Point, Georgia 31833, telephone (706) 634-2663.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.

$57,560,655

Knology, Inc.

12% Senior Notes due 2009,

Prospectus

                    , 2004

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below itemizes the expenses payable by the registrant in connection with the registration and issuance of the securities being registered hereunder, other than underwriting discounts and commissions. All amounts except the Securities and Exchange Commission registration fee are estimated.

Securities and Exchange Commission Registration Fee	$7,293
Printing and Duplicating Expenses	20,000
Accountants’ Fees and Expenses	15,000
Legal Fees and Expenses	30,000
Miscellaneous	2,707

Total	$75,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Section 145 of the Delaware corporation law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorneys’ fees), as well as judgments, fines and settlements in non derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware corporation law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

Our amended and restated certificate of incorporation and our bylaws contain provisions that provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware Corporation Law. The Company believes that such protection is necessary in order to attract and retain qualified persons as directors and officers.

ITEM 16. EXHIBITS.

Exhibit Number		Description
2.1		Joint Plan of Reorganization of Knology Broadband, Inc. filed with the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division, by Knology, Inc. and Knology Broadband, Inc., on September 18, 2002, confirmed on October 22, 2002 and effective on November 6, 2002 (Incorporated herein by reference to Exhibit 2.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

2.2		Asset Purchase Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc. (Incorporated herein by reference to Exhibit 2.2 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

2.3		Side Letter Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc. (Incorporated herein by reference to Exhibit 2.3 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

2.4		Agreement, dated as of July 15, 2003, between GLA New Ventures, LLC and Knology, Inc. (Incorporated herein by reference to Exhibit 2.4 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

2.5	*	Asset Purchase Agreement, dated as of May 19, 2004, by and between Knology Broadband of California, Inc. and Orange Broadband, Inc.

4.1		Indenture, dated as of November 6, 2002, by and between Knology Inc. and Wilmington Trust Company, as Trustee, relating to the 12% Senior Notes Due 2009 of Knology, Inc. (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

4.2		Form of Senior Note (contained in Exhibit 4.1).

4.3		Registration Rights Agreement (Incorporated herein by reference to Exhibit 10.53 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

5.1		Opinion of Alston & Bird LLP regarding the legality of the securities.

12.1		Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of Deloitte & Touche LLP.

23.2		Consent of Deloitte & Touche LLP.

23.3	**	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act of 1933).

23.4		Consent of Alston & Bird LLP (included in Exhibit 5.1).

24.1		Powers of Attorney (included on the signature page hereto).

25.1		Statement of Eligibility of Trustee.

*	Confidential treatment has been requested pursuant to Rule 406 of the Securities Act of 1933, as amended. The copy on file as an exhibit omits the information subject to the confidentiality request. Such omitted information has been filed separately with the Commission.
**	After reasonable efforts, the registrant has been unable to obtain the consent of Arthur Andersen LLP to the inclusion in this Registration Statement of its report with respect to the registrant’s consolidated financial statements for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits this Registration Statement to be filed without the written consent from Arthur Andersen LLP. As a result, persons exercising options to purchase Series A preferred stock may not be able to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act, for any untrue statement of a material fact or any omission to state a material fact, contained in the registrant’s consolidated financial statements for the year ended December 31, 2001.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of West Point, State of Georgia, on July 26, 2004.

KNOLOGY, INC.

By:	/s/ CHAD S. WACHTER
Chad S. Wachter
Vice President, General Counsel & Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chad S. Wachter and Robert K. Mills, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated as of July 26, 2004.

SIGNATURE	TITLE

/s/ CAMPBELL B. LANIER, III Campbell B. Lanier, III	Chairman of the Board and Director

/s/ RODGER L. JOHNSON Rodger L. Johnson	President, Chief Executive Officer and Director (Principal executive officer)

/s/ ROBERT K. MILLS Robert K. Mills	Chief Financial Officer, Vice President and Treasurer (Principal financial officer and principal accounting officer)

/s/ DONALD W. BURTON Donald W. Burton	Director

/s/ WILLIAM H. SCOTT, III William H. Scott, III	Director

Richard S. Bodman	Director

/s/ O. GENE GABBARD O. Gene Gabbard	Director

SIGNATURE	TITLE

/s/ ALAN A. BURGESS Alan A. Burgess	Director

/s/ BRET PEARLMAN Bret Pearlman	Director

/s/ WILLIAM LAVERACK, JR. William Laverack, Jr.	Director

/s/ EUGENE I. DAVIS Eugene I. Davis	Director

EXHIBIT INDEX

Exhibit Number		Description
2.1		Joint Plan of Reorganization of Knology Broadband, Inc. filed with the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division, by Knology, Inc. and Knology Broadband, Inc., on September 18, 2002, confirmed on October 22, 2002 and effective on November 6, 2002 (Incorporated herein by reference to Exhibit 2.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

2.2		Asset Purchase Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc. (Incorporated herein by reference to Exhibit 2.2 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

2.3		Side Letter Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc. (Incorporated herein by reference to Exhibit 2.3 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

2.4		Agreement, dated as of July 15, 2003, between GLA New Ventures, LLC and Knology, Inc. (Incorporated herein by reference to Exhibit 2.4 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

2.5	*	Asset Purchase Agreement, dated as of May 19, 2004, by and between Knology Broadband of California, Inc. and Orange Broadband, Inc.

4.1		Indenture, dated as of November 6, 2002, by and between Knology Inc. and Wilmington Trust Company, as Trustee, relating to the 12% Senior Notes Due 2009 of Knology, Inc. (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

4.2		Form of Senior Note (contained in Exhibit 4.1).

4.3		Registration Rights Agreement (Incorporated herein by reference to Exhibit 10.53 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

5.1		Opinion of Alston & Bird LLP regarding the legality of the securities.

12.1		Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of Deloitte & Touche LLP.

23.2		Consent of Deloitte & Touche LLP.

23.3	**	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act of 1933).

23.4		Consent of Alston & Bird LLP (included in Exhibit 5.1).

24.1		Powers of Attorney (included on the signature page hereto).

25.1		Statement of Eligibility of Trustee.

*	Confidential treatment has been requested pursuant to Rule 406 of the Securities Act of 1933, as amended. The copy on file as an exhibit omits the information subject to the confidentiality request. Such omitted information has been filed separately with the Commission.
**	After reasonable efforts, the registrant has been unable to obtain the consent of Arthur Andersen LLP to the inclusion in this Registration Statement of its report with respect to the registrant’s consolidated financial statements for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits this Registration Statement to be filed without the written consent from Arthur Andersen LLP. As a result, persons exercising options to purchase Series A preferred stock may not be able to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act, for any untrue statement of a material fact or any omission to state a material fact, contained in the registrant’s consolidated financial statements for the year ended December 31, 2001.